2779 Highway 24 Lawler, Iowa 52154 Telephone (563) 238-5555 Fax (563) 238-5557 www.homelandenergysolutions.com

April 28, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

Mail Stop 4631

Attn: Jeffrey Gordon

Staff Accountant

RE:         Form 8-K Item 4.01 filed April 22, 2010

File No. 000-53202

Dear Mr. Gordon:

Homeland Energy Solutions, LLC (the “Company”) is in receipt of your letter dated April 26, 2010, providing a comment to the filing referenced above.  We reviewed your comment and the purpose of this letter is to provide the Company’s response to your comment.  In order to facilitate your review of the Company’s response, set forth below is your comment immediately followed by the Company’s response.

FORM 8-K ITEM 4.01 FILED APRIL 22, 2010

1.              We note that you have requested a letter from your former accountants indicating their agreement with your disclosures.  Supplementally tell us the status of obtaining this letter.  If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter.  If you cannot obtain the letter, disclose in an amended Form 8-K that you are unable to obtain the letter.  Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.

RESPONSE:  The Company received a letter from Eide Bailly LLP to the Commission dated April 26, 2010 which indicated that Eide Bailly LLP agreed with the disclosures the Company made in its April 22, 2010 Form 8-K.  On April 27, 2010, the Company amended its Form 8-K filed with the Commission on April 22, 2010 to include the letter from Eide Bailly LLP to the Commission as Exhibit 16.1.

In connection with the Company’s response to the comment contained in the Commission’s letter dated April 26, 2010, the Company’s management hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey S. Grober

Jeffrey S. Grober
Chief Financial Officer